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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F
------------

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.81-1]:

      (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

      (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

      (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

      (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b 1 - 1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                      Potential persons who are to respond to the collection of
SEC1691 (9-10)        Information contained in this form are not
                      required to respond unless the form displays a currently valid OMB control number.


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



I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [x]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Conseco Variable Insurance - Separate Account L (also filed under the name of Jefferson National Life Account L and Jefferson National Life Separate Account L)

3.

4.    Securities and Exchange Commission File No.: 811-10271

5. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [ ] Initial Application [x] Amendment

6. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223

7. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Craig Hawley, 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223, 502-587-3843

8. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Jefferson National Life Insurance Company, 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223, 502-587-3843 (Craig Hawley)

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

9.    Classification of fund (check only one):

      [ ] Management company;

      [x] Unit investment trust; or

      [ ] Face-amount certificate company.

10.   Subclassification if the fund is a management company (check only one):

      [ ]  Open-end      [ ]     Closed-end

11. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Separate Account under Texas law


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


12. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: N/A - variable universal life policies were issued out of this UIT.

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A - variable universal life policies were issued out of this UIT. Jefferson National Life Insurance Company's affiliate, Jefferson National Securities Corporation, served as statutory underwriter of the variable universal life policies.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es): Jefferson National Life Insurance Company, 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223

      (b)   Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes            [x] No

      If Yes, for each UIT state:
      Name(s):

      File No.: 811 _-

      Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [x] Yes            [ ] No

      If Yes, state the date on which the board vote took place: The board of directors of the depositor, Jefferson National Life Insurance Company, approved the merger on September 16, 2010. The merger became effective on November 19, 2010.

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ] Yes      [x] No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain: Given the UIT structure and the nature of the transaction, no shareholder vote was required.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ ] Yes            [x ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:



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

      (b)   Were the distributions made on the basis of net assets?

            [ ] Yes                [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [ ] Yes                [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e) Liquidations only: Were any distributions to shareholders made in kind?

            [ ] Yes                [ ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes            [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders? N/A
      - Merger

      [ ] Yes            [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? N/A - Merger

        [ ] Yes            [ ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ] Yes            [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

      [ ] Yes [ ] No



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


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ] Yes            [x] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.   (a) List the expenses incurred in connection with the Merger or
      Liquidation:

            (i)   Legal expenses: Less than $5,000

            (ii)  Accounting expenses: Less than $5,000

            (iii) Other expenses (list and identify separately): N/A

            (iv)  Total expenses (sum of lines (i)-(iii) above): Less than
                  $10,000

      (b)   How were those expenses allocated? The Depositor paid all expenses.

      (c)   Who paid those expenses? The Depositor paid all expenses.

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes           [x] No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes           [x] No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

  25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes           [x] No

       If Yes, describe the nature and extent of those activities:





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

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Jefferson National Life Annuity Account E

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08288

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Under Texas state law, a merger of two separate accounts is accomplished by board resolution. No agreement is required. The resolutions passed by the Jefferson National Life Insurance Company board of directors on September 16, 2010 are attached as exhibits to this form.


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


                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Jefferson National Life Separate Account L, (ii) he or she is the of General Counsel & Secretary of Jefferson National Life Insurance Company, the depositor of Jefferson National Life Separate Account L, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

JEFFERSON NATIONAL LIFE SEPARATE ACCOUNT L
(Registrant)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Craig A. Hawley
Name:   Craig A. Hawley
Title:  GENERAL COUNSEL & SECRETARY

                                     EXHIBIT


Merger of Separate Accounts
---------------------------

WHEREAS, the Company has determined the number of different separate accounts it currently operates decreases its operational efficiency; and

WHEREAS, the Company wishes to streamline its operations by combining certain separate accounts;

RESOLVED, that effective November 19, 2010, each of the below listed separate accounts of the Company be and shall be merged with and into Jefferson National Life Annuity Account E ("Account E"), with Account E being the survivor:

Jefferson National Life Annuity Account H
Jefferson National Life Annuity Account I
Jefferson National Life Annuity Account J
Jefferson National Life Annuity Account K
Jefferson National Life Account L
Jefferson National Advisor Variable Annuity Account

FURTHER RESOLVED, that the officers of the Company be and hereby are authorized and directed to (a) negotiate and execute such form of agreements, notices or documents; (b) make such filings with the Texas Department of Insurance or other regulatory bodies or counterparties; and (c) take any and all such further actions as are required to effectuate these mergers effective as of November 19, 2010.

FURTHER RESOLVED, that all actions heretofore taken on behalf of the Company by any of the Company's officers in connection with the subject of the foregoing resolutions be, and they hereby are, in all respects, ratified, confirmed, authorized, adopted and approved as acts and deeds of the Company.


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